ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775) 375-5240 - adaiahdistribution@gmail.com

July 16, 2014

Ms. Mara L. Ransom
Ms. Liz Walsh
United States Securities and Exchange Commission
Division of Corporate Finance
Washington D.C.20549

Re:	Adaiah Distribution Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed April 28, 2014 File No. 333-192895

Dear Ms. Ransom and Ms. Walsh,

We thank you for your review of Amendment No. 2 to our Registration Statement as filed on April 28, 2014. We have updated the financial statements to include the period ended April 30, 2014. Based upon your comments on May 8, 2014 we have further amended the Registration Statement as follows:

Risk Factors, page 9

Because we will purchase our products from China and Hong Kong. . ., page 11

1.	Please update your risk factors to reflect that you now plan to also manufacture your own custom pillows in Russia.

We have updated the risk factor.

Dilution, page 15

2.	We note that net tangible book value per share is calculated as of October 31, 2013. Please update this section to include your current net tangible book value per share.

We have updated the Dilution section to include the April 30, 2014 numbers.

Managements Discussion and Analysis or Results of Operations, page 17

ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775) 375-5240 - adaiahdistribution@gmail.com

Plan of Operation

3.
We note your response to question 8 in our letter dated March 20, 2014. Please update this section to reflect the planned manufacturing operations at your property at 10 Oktyabrskaya St., Manchazh Settlement, Artinsky District, Sverdlovsk Oblast, Russia. For example, we note that your disclosure on page 16 contemplates the manufacture of pillows by your suppliers only, rather than by you.

We have updated the section to disclose we have produced a small number of custom pillows in our sewing shop and sold those in the quarter ended April 30, 2014.

Results of Operations, page 20

4.
We note that your independent salespeople are paid a commission of 10% of sales; however, you have generated $40,000 in revenue and your salespeople have been paid $2,180 in sales commission. Please explain or revise your disclosure. Please also clarify whether you have purchased only $16,350 in pillows, which were then sold to generate $40,000 in revenue, as it appears that the pillow purchases relate only to the $21,800 in revenue generated through October 31, 2013.

Our independent salespersons are paid commissions only for their initial closed sale; commissions are not paid on any re-orders from the same customer. In this way we encourage new sales instead of the salesperson making one sale and getting paid from it during the lifetime of the customer account. We have added this disclosure to the appropriate areas of the S-1.

5.
You currently discuss your results of operations from Inception on September 12, 2013 to January 31, 2014. Items 303(a) and 303(b) of Regulation S-K require a discussion of annual and interim periods in MD&A. Please revise to also discuss each of these periods separately.

The results of operations section has been updated to include a discussion of annual and interim periods.

6.
We note your response to comment 10 in our letter dated March 20, 2014. You state that title transfers to your customers when delivered to the customer and evidenced by the completed shipping documents. Additionally, you state that the product, presumably those sales entered into on October 30, 2013 and October 31, 2013, was delivered to your customer on November 12, 2013. It does not appear that you have met the criteria within SAB Topic 13A that “delivery has occurred or services have been rendered.” As such, it appears the revenue recognized in your financial statements for the period of September 12 (inception) to October 31, 2013 should not have been recognized in that period. Please revise your financial statements or explain. Additionally, it appears an analogous set of facts and circumstances exist related to your interim financial statements for the three months ended January 31, 2014, as the products were delivered to your customer on February 5, 2014. Please also revise your interim financial statements or explain. Further, your revised revenue recognition policy does not appear to capture all of the elements of SAB Topic 13A. Please revise both your audited and interim financial statements to include a revenue recognition policy that addresses each of the criteria in SAB Topic 13A, including:

ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775) 375-5240 - adaiahdistribution@gmail.com

☐ Persuasive evidence of an arrangement exists;
☐ Delivery has occurred or services have been rendered;
☐ The seller’s price to the buyer is fixed or determinable; and
☐ Collectability is reasonably assured.

We have revised the financial statements to record the revenue in the appropriate quarter.

Description of Business, page 24

General, page 24

7.	Please update this section in accordance with the rest of your prospectus. For example, we note that you disclose assets, revenues and liabilities as of October 31, 2013.

The disclosure has been updated with the April 30, 2014 numbers.

Our Product, page 24

8.
We note your response to comment 12 in our letter dated March 20, 2014; however, we note that you have not revised your disclosure to remove the excerpt from the Form 10-K filed with the Commission by Tempur Sealy International Inc. on March 8, 2005. Please revise your disclosure accordingly.

We have removed all language that appears to be from the Temper Sealy 10-K. We have replaced it with what Management believes to be the state of the market.

Report of Independent Registered Public Accountant, page F-1

9.
We note your response to comment 16 in our letter dated March 20, 2014. As you state that your auditor did not raise the topic of substantial doubt and did not have any substantial doubt about the (your ability to continue as a) going concern issue in their report, please note that use of terminology such as “serious doubt” is contrary to the intent of PCAOB AU 341.12 and should not be used. Specifically, to the extent your auditor wishes emphasize a matter, they should consider the guidance in PCAOB AU 508.19. If no reference is made to your financial uncertainties, then your auditor should finally consider the disclosure guidance contained in PCAOB AU 341.11.

The auditor has provided us with a revised report which includes the going concern issue. We have updated the S-1 throughout to include disclosure regarding his opinion.

ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775) 375-5240 - adaiahdistribution@gmail.com

Statement of Operations, page F-3

10.	We note your response to comment 17 in our letter dated March 20, 2014 and are reissuing our comment as it was not addressed and no revision was made in your audited financial statements.

It appears the EDGAR service provider was not provided with the most updated version of the financial statements. We have corrected the issue.

Statement of Cash Flows, page F-5

11.
We note your response to comment 18 in our letter dated March 20, 2014. You state in your response that the revision was made, but no revision was made in your amended Form S-1. As such, we are reissuing our comment.

It appears the EDGAR service provider was not provided with the most updated version of the financial statements. We have corrected the issue.

Notes to the Financial Statements, page F-6

12.
We note your response to comment 19 in our letter dated March 20, 2014. It appears your expanded disclosure was only included in your interim financial statements included in this amendment. Please also revise your audited financial statements. Additionally, please explain in detail what you mean by “completed shipping documents are produced,” as this term is unclear.

It appears the EDGAR service provider was not provided with the most updated version of the financial statements. We have corrected the issue.

Balance Sheets, page F-9

13.
We note you incurred income tax expense based on profitable operations during the three months ended January 31, 2014 as shown on your statement of operations on page F-10. However, you have not reflected an associated tax related liability on your balance sheet. Please advise or revise. Additionally, the change in your “Profit (loss) accumulated during the development stage” line item appears to match the amount of “Income Before Income Tax” presented on page F-10, when it presumably should change by the amount of net income in the period absent other transactions that would impact retained earnings. Please revise or explain.

It appears the EDGAR service provider was not provided with the most updated version of the financial statements. We have corrected the issue.

ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775) 375-5240 - adaiahdistribution@gmail.com

Statements of Operations, page F-10

14.
We note you recorded sales during the three months ended January 31, 2014, but no cost of goods sold. Please explain in detail why no costs have been recognized associated with these sales and describe the transaction(s) in additional detail.

There were no cost of sales associated with these sales as we utilized materials which were left in the sewing shop we purchased to create some of our custom pillows. We did not pay for the material, the prior owner of the shop gave it to us.

Statements of Cash Flows, page F-11

15.
We note your starting point in reconciling to cash flows from operating activities is “net profit,” which excludes income taxes. When the indirect method of reconciling to cash from operating activities is utilized, ASC 230-10-45-2 requires the reconciliation begin with “net income.” Please revise.

It appears the EDGAR service provider was not provided with the most updated version of the financial statements. We have corrected the issue.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nikolay Titov
Nikolay Titov
President